August 20, 2010

Via EDGAR AND FACSIMILE

Amit Pande
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

RE:	MidSouth Bancorp, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 16, 2010 Form 10-Q for Fiscal Quarter Ended March 31, 2010 Filed May 10, 2010 File No. 1-11826

Dear Mr. Pande:

We are responding to your letter of August 6, 2010, with respect to the Commission’s comments to the above referenced reports filed by MidSouth Bancorp, Inc. (the “Company”) under the Securities Exchange Act of 1934, as amended.  For your convenience, we have restated and responded to each of your comments below.  After you have reviewed this response, please let us know if you require any additional information.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations
Balance Sheet Analysis
Borrowed Funds, page 40

1.
We note your disclosure on page 40 for your short-term borrowings including securities sold under repurchase agreements, federal funds purchased and Federal Reserve Discount Window borrowings.  Please revise future filings to include the following disclosures for each category of short-term borrowings for the last three fiscal years as required by Item VII of Industry Guide 3:

a.	The amounts outstanding at the end of the fiscal year and the weighted average interest rate thereon;
b.	The maximum amount of borrowings in each category outstanding at any month-end; and

Securities and Exchange Commission
August 20, 2010

c.	The approximate average amounts outstanding during the reported period.

Response

The Company did not have an average balance in any category of short-term borrowings that exceeded 30% of stockholders' equity during 2009, 2008 or 2007.  Therefore, pursuant to the instruction to Item VII of Guide 3, we respectfully submit that disclosure of the information set forth in Item VII is not required for those periods.  However, the Company will provide these disclosures in future filings if applicable.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Item 1.  Financial Statements
Notes to Interim Consolidated Financial Statements
Note 7. Fair Value Measurements, page 11

2.
We note your disclosure on page 12 that your impaired loans valuation is based on appraisals from external parties.  In addition, we note on page 2 of Exhibit 99.1 of your Form 8-K filed on July 27, 2010 that the increase in your provision for loan losses during the second quarter of 2010 was due to the revaluation of the underlying collateral of a large nonaccrual real estate credit.  Given that you rely on the fair value of the underlying collateral for your allowance for loan losses determination for impaired loans and OREO, please tell us and revise your future filings to disclose the following:

a.
The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off.  In this regard, tell us if there have been any significant time lapses during this process;

b.	In more detail, the procedures you perform to monitor your nonaccrual loans between the receipt of an original appraisal and the updated appraisal;
c.
Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented.  If so, please tell us the amount of the difference and corresponding reasons for the difference as applicable;

d.
In the event that you do not use external appraisals to fair value the underlying collateral for impaired or nonaccrual loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your

Securities and Exchange Commission
August 20, 2010

process and procedures for estimating the fair value of the collateral for these loans; and
e.	For those impaired or nonaccrual loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

Response

2 (a):  Our Special Assets Committee meets once per month on troubled credits reviewing criticized and classified credits and potential downgrades of credits over $100,000.  This committee makes a determination of whether the loans have reached a point of collateral dependency and need to be placed on non-accrual status.  Loans are typically placed on non-accrual status at the earlier of reaching 90 days past due or upon the borrower’s filing for bankruptcy or other indicators of a probable inability to repay as discovered through direct conversations with the borrower.  Exceptions are for credits that are 90 days or more past due that are in the process of renewal or have a scheduled sale date.   For non-performing loans, collateral valuations currently in file are reviewed for acceptability in terms of timeliness and applicability.  Although each determination is made based on the facts and circumstances of each credit, generally valuations are no longer considered acceptable when there has been physical deterioration of the property from when it was last appraised, or there has been a significant change in the underlying assumptions of the appraisal.  If the valuation is deemed to be unacceptable, a new appraisal is ordered.  New appraisals are typically received within 4-6 weeks.  While awaiting new appraisals, the valuation in file is utilized, net of discounts.  Discounts are derived from available relevant market data, selling costs, taxes, and insurance.  Any perceived collateral deficiency utilizing the discounted value is specifically reserved (as required by FAS 114) until the new appraisal is received or charged off.  Thus, provisions or charge-offs are recognized in the period the credit is identified as non-performing.

For properties held in OREO, appraisals are obtained initially when the property is transferred to OREO and annually thereafter.  Exceptions to obtaining initial appraisals are properties where a buy/sell agreement exists for the loan value or greater, or where we have received a Sheriff’s valuation for properties liquidated through a Sheriff’s sale.

2 (b):  Non-accrual loans above $100,000 are reviewed at a minimum on a quarterly basis by our Special Assets Committee.  Reviews may be performed more frequently if material positive or negative information is available before the next scheduled quarterly review.  Loan officers, Loan Review officers, and Legal Counsel contribute updated information on each credit, reviewing potential declines or improvements in the borrower’s repayment ability and our collateral position.  If deterioration in our collateral position is determined, additional discounts may be applied to the FAS 114 analysis before the new appraisal is received.

Securities and Exchange Commission
August 20, 2010

2 (c):  To date, there has been one instance when we charged the value of a loan down to an amount different from what was determined to be the fair value of the collateral as presented in an appraisal.  For the loan in question, we are a sub-participant in a shared national credit.  The loan had previously been charged down to an initial appraised value.  The lead bank group on the shared national credit pursued foreclosure and entered into litigation with the borrower.  A second appraisal was done and provided to the participant banks by the lead bank group, but several parties directly involved in the credit disputed the validity of the appraisal due to assumptions used in the appraisal process.  We have not received a final legal ruling from the courts nor a determination by the Office of the Comptroller of the Currency Shared National Credit team regarding the disputed appraisal. Therefore, we have specifically reserved an additional $475,000 on the credit, which represents the difference between the current loan value (as adjusted to the value determined by the initial appraisal) and the value as adjusted to the disputed collateral value from the second appraisal.

2 (d):  External appraisals are obtained on all real estate greater than $25,000.  If a non-current valuation is used to determine fair value for collateral securing an impaired or non-performing loan, it is reviewed individually by members of the Special Assets Committee. The following sources are utilized to set appropriate discounts:  market real estate agents, current local sales data, bank history for devaluation of similar property, sheriff valuations and buy/sell contracts.  If a real estate agent is used to market and sell the property, values are discounted 6% for selling costs and an additional 4% for taxes, insurance and maintenance costs.  Additional discounts may be applied if research from the above sources indicates a discount is appropriate given devaluation of similar property from the time of the initial valuation.

One credit has been measured on a Present Value of Future Cash Flows valuation method.  Assumptions used in the most recent appraisal for a newly developed income producing property securing the credit, including construction completion date and subsequent stabilization period, did not materialize during the stipulated time frame. Therefore, the credit has been adjusted to reflect the present value of future cash flows for this property based on current information.

There are also instances when an accepted sales price of a property securing a loan is less than the discounted appraised value of the property.  Upon acceptance of the sales price, the loan is charged down to the expected net proceeds of the sale.

2 (e):  All impaired loans are reviewed, at minimum, on a quarterly basis.  Reviews may be performed more frequently if material positive or negative information is available before the next scheduled quarterly review.  Valuations are reviewed to determine if additional discounts or new appraisals are required.  After this review, when comparing

Securities and Exchange Commission
August 20, 2010

the resulting collateral valuation to the outstanding loan balance, if the discounted collateral value exceeds the loan balance, no specific allocation is reserved.  All loans included in our FAS 114 analysis are subjected to the same procedure and review, with no distinction given to the dollar amount of the loan.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operation
Analysis of Statement of Condition
Table 3 Composition of Loans, page 18

3.
We note your disclosure on page 18 that 65% of your real estate mortgage loans are secured by commercial real estate.  Please tell us and revise future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure).  To the extent that you have performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:

a.	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.
b.	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.
c.
Discuss the general terms of the new loans and how the A Note and B Note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

d.	Clarify whether the B note is immediately charged-off upon restructuring.
e.
Describe your nonaccrual policies at the time of modification and subsequent to the modification.  Specifically disclose whether you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower’s payment performance prior to the modification.

f.	Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

Response

We have one credit with an original balance of $135,000 that was restructured into two notes.  The A note is in the amount of $92,000 and is underwritten in accordance with our customary underwriting standards and at market rate and terms.  The A note is current

Securities and Exchange Commission
August 20, 2010

and accruing.  The B note was in the amount of $43,000 and was immediately charged-off.  Due to the market rate and terms of the A note, it is not considered a troubled debt restructure.  Prior to modification, the credit was performing under interest-only payment terms.

Asset Quality
Table 4 Nonperforming Assets and Loans Past Due 90 Days or More and Still Accruing, page 20

4.
We note from your disclosure on page 20 that your non-performing assets have increased significantly from $10.99 million at December 31, 2008 to $17.40 million and $21.88 million at December 31, 2009 and March 31, 2010.  In addition, we note your net charge-offs increased from $2.43 million for 2008 to $5.04 million for 2009 and $1.28 million in the first quarter of 2010, which allowance coverage for nonperforming loans decreased to 37.93% at March 31, 2010.  In an effort to promote greater transparency within your disclosures and giving consideration to the guidance in Item 303 of Regulation S-K, please consider providing enhanced asset quality disclosures in future interim and annual filings.  Consider including, for instance, your nonperforming assets and allowances for loan losses rollforward by loan category so that a reader can assess how changes in the quality of loans in a specific category and in total resulted in the amount of allowance for loan losses determined at each period end.

Response

In an effort to promote greater transparency within our disclosures regarding non-performing assets and our allowance for loan losses, we plan to incorporate early adoption of Accounting Standards Update No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (ASU 2010-20) for the quarter ending September 30, 2010.  Under this statement, the allowance for loan losses will be disclosed by loan portfolio segment and information regarding credit quality and impaired and nonaccrual loans will be disclosed by class of loan.  In addition, pursuant to ASU 2010-20, disclosure of the nature and extent, the financial impact, and segment information of troubled debt restructurings will also be provided.  We feel the additional disclosures provided by us under ASU 2010-20 will provide greater transparency regarding how changes in the quality of loans within a specific category and in total resulted in the amount of allowance for loan losses determined at the period end.

******

Securities and Exchange Commission
August 20, 2010

In addition to the responses notes above, the Company also acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
2.	The Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and
3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is fully responsive to your letter.  If there is any additional information you would like or if you have additional questions, please let us know.

Sincerely yours,

/s/ James R. McLemore
James R. McLemore
Chief Financial Officer

cc:  Lindsay Bryan, SEC